File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 FEB 13 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04012925

6 February 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 23rd January 2004 enclosed a recent press release to the London Stock Exchange.

New Business Figures	-	30th January 2004
Re Auditors	-	5th February 2004
Increase of issued share capital	-	6th February 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Enc.

dlw 2/19

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	New Business Figures
Released	07:05 30 Jan 2004
Number	8084U

RNS Number:8084U
Friends Provident PLC
30 January 2004

30 January 2004

Record 2003 New Business at Friends Provident

Total new business APE* for 2003 was up 14% to £429.2m (2002: £376.7m). Fourth quarter life and pensions APE increased by 13% to £116.7m (2002: £103.1m).

Highlights for the twelve months include:

- New protection APE increased by 54% to £69.4 million (£45.1m 2002).
- New savings and investment APE increased by 18% to £114.3 million (£97m 2002).
- New group pensions APE increased by 12% to £176.1 million (£157.8m 2002).

Friends Provident's Group Chief Executive, Keith Satchell, said:

"2003 was Friends Provident's best ever year for new business. We also achieved record sales in the last quarter building on our previous best in the third quarter of 2003. According to the latest data available, our UK business market share over the first nine months of the year has grown by over 25% from 3.3% to 4.2%.

This has been an excellent performance. During two of the most difficult years in recent times for the industry, we have achieved double-digit new business growth each year.

These results are a testament to our market leading systems and quality of service and we remain confident of our prospects in 2004. This is also underpinned by our close relationships with UK and offshore IFAs and the recently enlarged 1,500 strong appointed representative sales force.

We expect to again increase our market share in 2004."

- ends -

*The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums

For further information contact:

Nick Boakes	Friends Provident plc	020 7760 3132 07711 088 679
Di Skidmore	Friends Provident plc	020 7760 3132 07712 079 713
John Coles	Bell Pottinger Financial	020 7861 3868

Issued on behalf of Friends Provident Life and Pensions Limited

Ref: E020

Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Financial Reporting Calendar

Friends Provident plc Group Preliminary Announcement of 2003 Results:
3 March 2004

Friends Provident plc Life and Pensions Quarter One 2004 new business:
29 April 2004

Commentary and tables
All figures in the commentary are on the APE basis.

Life Business

Total new life business in 2003 increased by 29.3% to £183.7 million (£142.1m 2002) and increased by 21.6% in the fourth quarter to £53.5 million (£44m 2002).

Twelve month new protection sales increased 53.9% to a record £69.4 million (£45.1m 2002). New business in the fourth quarter reached £21.4 million, an impressive 63.4% increase (£13.1m 2002). We continue to focus on our electronic processing capability and excellent service standards to enhance sales and deliver cost efficiencies for intermediaries and ourselves. Our on-line underwriting product, e-select, was launched with selected IFAs in the last quarter of 2003 and it will be made more generally available in February 2004.

Despite a sluggish market, new savings and investment business increased by 17.8% in 2003 to £114.3 million (£97m 2002) benefiting from a full year's contribution from the enlarged Friends Provident International following the RSAI acquisition in August 2002. Sales increased by 3.9% to £32.1 million in the fourth quarter (£30.9m 2002).

In December we launched the UK Safeguard Optimiser Fund which provides a more consumer-friendly alternative to with-profit products. Sales in with-profit products continued to decline in line with our strategy and the lack of consumer confidence.

Pensions Business

Total new pensions business for 2003 increased by 4.6% to £245.5 million (£234.6m 2002). APE in the fourth quarter increased by 6.9% to £63.2 million (£59.1m 2002).

Group pensions APE increased by 11.6% for the twelve months to £176.1 million (£157.8m 2002) and by 14.3% in the fourth quarter to £46.4 million (£40.6m 2002). We continue to focus on group pensions as a core area for growth. Our leading multi-manager investment fund facility, Activ, is increasing panel representation and tendering opportunities with Employee Benefit Consultants. This is expected to start to have an impact on new business in 2004, although changes in pensions legislation may slow pension planning during 2004.

million (£46.1m 2002), reflecting our focus on more profitable group pension schemes. However, fourth quarter APE increased by 14.7% to £11.7 million (£10.2m 2002) largely as a result of targeting more profitable single premium business.

This is the third consecutive annual decline in our individual pensions sales since the 1% charge cap was introduced. We see no likelihood of this changing unless the Government changes this price control to allow providers and distributors the opportunity to achieve a fair return.

Twelve-month annuity sales decreased by 4.2% to £29.4 million (£30.7m 2002). New annuity business APE in the fourth quarter was down 38.6% to £5.1 million (£8.3m 2002). These results reflect our continued emphasis on margins over volumes.

Friends Provident New Life and Pensions Business

12 Months to 31 December 2003 vs 12 Months to 31 December 2002

	12 Months 2003			12 Months 2002			
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	A
	£m	£m	£m	£m	£m	£m	% ch
Life							
Protection	69.4	0.0	69.4	45.1	0.0	45.1	5
Savings and Investment	41.3	729.8	114.3	25.3	717.1	97.0	1
	110.7	729.8	183.7	70.4	717.1	142.1	2
Pensions							
Individual Pensions	13.6	264.1	40.0	18.0	280.9	46.1	(1
Group Pensions	134.1	419.6	176.1	136.4	213.9	157.8	1
Annuities	0.0	293.8	29.4	0.0	307.4	30.7	(
	147.7	977.5	245.5	154.4	802.2	234.6	
Total Life and Pensions	258.4	1,707.3	429.2	224.8	1,519.3	376.7	1

3 Months to 31 December 2003 vs 3 Months to 31 December 2002

	Q4 2003			Q4 2002			
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums	APE	A
	£m	£m	£m	£m	£m	£m	% ch
Life							
Protection	21.4	0.0	21.4	13.1	0.0	13.1	6
Savings and Investment	10.6	215.4	32.1	10.4	205.1	30.9	
	32.0	215.4	53.5	23.5	205.1	44.0	2
Pensions							
Individual Pensions	3.3	84.1	11.7	3.9	62.5	10.2	1
Group Pensions	36.2	101.5	46.4	33.9	66.9	40.6	1
Annuities	0.0	51.2	5.1	0.0	83.5	8.3	(3
	39.5	236.8	63.2	37.8	212.9	59.1	
Total Life and Pensions	71.5	452.2	116.7	61.3	418.0	103.1	1

Notes:

1. All figures in this release, unless stated otherwise, are on an Annual Premium Equivalent (APE) basis (i.e. regular premiums + 10% of single premiums).

Notes to Editors

Friends Provident

Friends Provident plc, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. The company's current market capitalisation is over £2.3 billion.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued at around £63.5 billion as at 31 December 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- One of the top 10 in the UK Life & Pensions and Asset Management markets and a top 3 player in Offshore Life & Pensions - all with growing market share.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and Friends Provident's market leading technology continue to build key partnerships and deliver increased cost efficiencies.
- Clear focus on product lines (investments, pensions and protection) and sources of revenue to minimize risks and maintain growth.
- Strong financial strength credit ratings - S&P A+ and Moody's A2 with stable outlook.
- Growing market opportunities through changing demographics resulting in a need to increase pension and healthcare provision; the shift from defined benefit to defined contribution pension schemes; proposed regulatory changes to the way financial services products are distributed.
- Accredited member under the Raising Standards Quality Mark Scheme initiative.

END

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Re Auditors
Released	10:00 5 Feb 2004
Number	0287V

RNS Number:0287V
Friends Provident PLC
05 February 2004

5 February 2004

Friends Provident plc appoints KPMG as auditor

Friends Provident plc one of the UK's largest life and pensions companies and quoted on the FTSE 100, is to appoint KPMG as auditor in succession to PwC.

The proposed appointment of KPMG follows a review carried out by the Audit and Compliance Committee of Friends Provident in accordance with the recommendations of the Combined Code on Corporate Governance and the Smith Report. The appointment is subject to shareholders' approval at the company's AGM on 20 May 2004.

David Newbigging, Chairman of Friends Provident plc, commenting on the appointment said:

"We have been well served by PwC and thank them for their work over many years. In accordance with current corporate governance best practice, the Board decided in July 2003 to carry out a full review of our external audit arrangements, resulting in a recommendation from our Audit and Compliance Committee to appoint KPMG. The Board accepted this recommendation and will propose the appointment of KPMG as Auditors at the forthcoming AGM."

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	01306 653 405
Philip Moore	Friends Provident plc	01306 653 591
John Coles	Bell Pottinger Financial	020 7861 3868

Ref: E025

Notes to Editors

Friends Provident

Friends Provident plc, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. The company's current market capitalisation is over £2.4 billion.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued at £63.5 billion as at 31 December 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- One of the top 10 UK players in Life & Pensions and Asset Management and a top 3 player in Offshore Life & Pensions - all with growing market share.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and Friends Provident's market leading technology continue to build key partnerships and deliver increased cost efficiencies.
- Clear focus on product lines (investments, pensions and protection) and sources of revenue to minimize risks and maintain growth.
- Strong financial strength credit ratings - S&P A+ and Moody's A2 with stable outlook.
- Growing market opportunities through changing demographics resulting in a need to increase pension and healthcare provision; the shift from defined benefit to defined contribution pension schemes; proposed regulatory changes to the way financial services products are distributed.
- Accredited member under the Raising Standards Quality Mark Scheme initiative.

END

Full Text Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Share Capital
Released	15:56 6 Feb 2004
Number	PRNUK-0602

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 6th February 2004 the issued share capital of the Company has increased to 1,722,856,890 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Share Incentive Plan (`SIP'), the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 116,636 new ordinary shares to trading on the London Stock Exchange.

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1,500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution. The Company has received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the shares acquired by the Trustees of the SIP, they have each acquired 89 shares for the January contribution.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END